Parc Eurasanté	VIA EDGAR
885, avenue Eugène Avinée
59120 Loos
France

March 22, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sonia Bednarowski
Mr. Dietrich King
Ms. Vanessa Robertson
Ms. Lisa Vanjoske

Re:	GENFIT S.A.
Registration Statement on Form F-1
File No. 333-229907

Acceleration Request

Requested Date:	March 26, 2019
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on March 26, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Brian Leaf, Katie Kazem and Cailin Harris of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP at +1 703 456 8053, or in his absence, Katie Kazem at +1 703 456 8043. Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely,

GENFIT S.A.

	By:	/s/ Jean-François Mouney
Jean-François Mouney
Chief Executive Officer

cc:	Laurent Lannoo, GENFIT S.A.
Marc Recht, Cooley LLP
Brian Leaf, Cooley LLP
Katie Kazem, Cooley LLP